Exhibit 99.1

IHS Towers Publishes 2022 Sustainability Report

May 24, 2023, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, has today published its 2022 Sustainability Report.

The report covers sustainability activities from January 1, 2022 to December 31, 2022, and is prepared in accordance with the Global Reporting Initiative Standards and maps our sustainability initiatives to the United Nations’ Sustainable Development Goals. Our approach to sustainability is guided by the UN Global Compact, to which we have been a signatory since 2020 and the report serves as our third annual “Communications on Progress.”

As demonstrated by our 2022 Sustainability Report, we remain committed to our wider stakeholders including, but not limited to, our employees, communities, suppliers, customers, and investors. By providing communications infrastructure that helps facilitate digital connectivity and inclusion, our four-pillar sustainability strategy, which focuses on ethics and governance, environment and climate change, education and economic growth, and our people and communities, seeks to deliver value within the communities we serve.

Throughout 2022, we partnered with international and local organizations to deliver targeted programs with appropriate scale and reach. We also reaffirmed sustainability as a central tenet of our company by establishing it as a fifth core value, alongside customer focus, innovation, integrity and boldness, to further embed these values across our company, and in everything we do.

2022 Sustainability Report Highlights

•	Spent $7.5 million on community-focused sustainability initiatives, bringing our community investments to more than $22 million since 2017.
•	Through our Carbon Reduction Roadmap, we committed to reduce the Scope 1 and Scope 2 kilowatt-hour (kWh) emissions intensity of our tower portfolio by approximately 50% by 2030 compared to a 2021 baseline.
•	Granted scholarships to 18 students from Cameroon, Côte d’Ivoire and Nigeria under our Frontline Workers Initiative. Launched in 2021, this program offers the children of our frontline workers, and equivalent suppliers, the opportunity to apply for IHS-funded financial scholarships to study at top tier universities.
•	Concluded the first year of our three-year partnership supporting Giga, the UNICEF-ITU initiative for connecting all schools to the internet. Data shared under the partnership’s contribution-in-kind component helped Giga determine that in Rwanda:

o	The average distance from a school to the closest tower is 2.5 km.
o	Over 98% of schools are visible from at least one tower, while 95% are visible from two towers and 91% from three towers.

•	Partnered with the Brazilian NGO Afroreggae to fund AfroGames, two educational centers in Rio de Janeiro favelas providing free coding and English classes, approximately 200 residents registered.
•	Delivered localized renewable power projects; donated 106 units of 60W and 100W solar-powered streetlights across three states in Nigeria to provide street lighting for communities of approximately 510,000 residents combined, and in Rwanda supported the Development Bank of Rwanda’s initiative by connecting solar power systems to 1,000 homes in the Rulindo District.
•	Launched borehole drilling projects across multiple African markets including in Zambia where we drilled 16 boreholes providing rural communities with clean, safe drinking water.
•	Deployed 65,533 batteries and sold 20,799 for reuse or recycling.
•	Under our Group-wide Generator Recycling Program, donated 77 generators to schools, orphanages and health centers. Approximately 350 generators have been donated since the program launched in 2017.

Sam Darwish, IHS Towers Chairman & CEO, commented “I am delighted to announce the publication of our 2022 Sustainability Report and share the progress of our sustainability strategy as we completed our first full year as a publicly listed company. As facilitators of mobile connectivity, we believe we play an important role in the development of the markets in which we operate and continue to pursue our vision to help create a connected world where mobile connectivity further enables economic growth and social development.

2022 was a year of great accomplishment as we further grew our operational footprint. With that growth comes responsibility, and a key priority for our company is to reduce the negative impact of greenhouse gas emissions which remain a significant challenge for our industry. We were proud to publish our Carbon Reduction Roadmap in October 2022, and I have been encouraged to see the remarkable community-focused environmental initiatives pursued by our local sustainability teams.

This report includes details on these initiatives, updates on our flagship Giga partnership and our unique Frontline Workers Initiative as we seek to provide opportunities for the next generation to learn, develop and thrive.

We are passionate about delivering positive social impact for our people, communities and broader stakeholders. To all, I thank you and our incredible partners for supporting our sustainability agenda in 2022.”

For more information, please visit www.ihstowers.com/sustainability

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towerco solely focused on the emerging markets. The Company has nearly 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Forward-Looking Statements

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our business strategy, plans, market growth and our objectives our sustainability program and Carbon Reduction Roadmap.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to general macroeconomic conditions in the countries in which we operate; our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid; environmental liability; and the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, the information included in our 2022 Sustainability Report, including highlights provided in this press release, are subject to certain important disclaimers that should be read and considered in concert with such information.

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